Exhibit 99.1

For Immediate Release	Analyst Contacts:	Will Matthews	(205) 313-8122
		Jim Mabry	(843) 529-5593
	Media Contacts:	Jackie Smith	(803) 231-3486
		Richard Murray	(205) 313-8103

South State and CenterState to Combine in Merger of Equals to Create Leading Southeast Regional Bank

Combined Company Positioned to be a High Performance Financial Institution with Approximately $34 Billion in Assets Serving 18 High Growth Markets in six Southeastern States

Merger Creates the 8th Largest Bank Headquartered in the Southeast

Financially Compelling Combination for Both Companies’ Shareholders

Combines Two Low-Cost Deposit Bases with Over One Million Customers and a Well Positioned Branch Network from Florida through Virginia

WINTER HAVEN, Florida and COLUMBIA, South Carolina – January 27, 2020 – CenterState Bank Corporation (NASDAQ: CSFL) (“CenterState”), the parent company of CenterState Bank, and South State Corporation (NASDAQ: SSB) (“South State”), the parent company of South State Bank, jointly announced today that they have entered into a definitive agreement under which the companies will combine in an all-stock merger of equals with a total market value of approximately $6 billion to create a leading Southeastern-based regional bank.

Under the terms of the merger agreement, which was unanimously approved by the Boards of Directors of both companies, CenterState shareholders will receive 0.3001 shares of South State common stock for each share of CenterState common stock they own. CenterState shareholders will own approximately 53% and South State shareholders will own approximately 47% of the combined company.

The combined company will operate under the South State Bank name and will trade under the South State ticker symbol SSB on the Nasdaq stock market.  The company will be headquartered in Winter Haven, Florida and will maintain a significant presence in Columbia and Charleston, South Carolina; Charlotte, North Carolina; and Atlanta, Georgia.

Robert R. Hill, Jr., CEO of South State, will serve as Executive Chairman of the combined company.  John C. Corbett, CEO of CenterState, will be CEO of the combined company.  The Board of Directors of the combined company will consist of sixteen directors evenly split between the two legacy companies.

“We are excited to partner with CenterState,” said Robert R. Hill, Jr.  “We have great respect for John, the management team and the company CenterState has built. This is a great combination of cultures, which will create tremendous value for our shareholders.”

“We have known and admired Robert and his team for over a decade, and we believe our two organizations are an outstanding fit,” said John C. Corbett, CEO of CenterState.  “Combining these two high-performing teams will allow us to build an even stronger company together.”

Strategically Compelling for Both Organizations

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Enhanced Scale to Drive Growth and Improve Profitability: The pro forma organization, with approximately $34 billion in assets and $26 billion in deposits, combines two high-quality companies with comparable credit and management philosophies.

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Strengthens Both Companies: This merger combines two highly respected management teams operating complementary business lines.  It also diversifies the geographies of each company into a contiguous six-state footprint, spanning from Florida to Virginia.

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Combines Two Strong Core Deposit Franchises and High-Quality Loan Portfolios: The combined company will benefit from the combination of two low-cost core-funded deposit bases and high-quality loan portfolios, providing a stable source of funds and customers.

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High-Growth Markets:  The organization will have locations in 10 of the 15 fastest growing Metropolitan Statistical Areas (MSAs) in the Southeast and will have a pro forma deposit-weighted population growth of 6%.  The combined company will have a presence in seven of the ten most populous markets in the Southeast.

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Experienced and Compatible Management Teams: The management teams of the two companies have extensive experience and operate with very similar philosophies and values.  Each management team has successfully completed numerous mergers and acquisitions and the subsequent integrations of systems and teams.

Financially Attractive Metrics for Shareholders

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Significant Earnings Per Share Accretion: The transaction is projected to deliver in excess of 20% EPS accretion to South State once cost saves are fully phased in, with minimal tangible book value dilution and a TBVPS earnback period of less than one year.

•	Cost Synergies: The companies have identified $80 million in expected annual net cost savings fully phased in by 2022, representing approximately 10% of projected 2020 combined non-interest expenses.
•	Leading Pro Forma Profitability: On a pro forma basis, the combined company is expected to deliver robust profitability metrics.

Executive Leadership

The merger will combine the executive management teams from both organizations.  In addition to Robert Hill, Executive Chairman, and John Corbett, CEO, the executive team of the combined company will include three members from each legacy company.

CenterState Leadership	South State Leadership
Will Matthews, Chief Financial Officer	Renee Brooks, Chief Operating Officer
Steve Young, Chief Strategy Officer	Greg Lapointe, Chief Banking Officer
Richard Murray, President	John Pollok, SEVP & Board Member

Approval and Timing

The merger is expected to close in the third quarter of 2020, subject to satisfaction of customary closing conditions, including receipt of customary regulatory approvals and approval by the shareholders of each company.

Transaction Advisors

Piper Sandler & Co. served as financial advisor to South State, with Wachtell, Lipton, Rosen & Katz serving as legal advisor.

Keefe, Bruyette & Woods, A Stifel Company, served as financial advisor to CenterState, with Davis Polk & Wardwell LLP serving as legal advisor.

Joint Investor Conference Call

There will be a joint conference call to discuss the transaction at 8:30 a.m. Eastern Time today. To listen to the live call, please dial 877-506-9272 within the U.S. and 412-380-2004 for all other locations and enter the participant code 10138864. The live webcast, along with the related presentation, will be available on the investor relations section of each company’s website at http://www.southstatebank.com/ and https://www.centerstatebank.com/. An audio replay will be available beginning at 2:00 p.m. Eastern Time on January 27, 2020. To access the replay, dial 877-344-7529 and use conference number 10138864.   International callers should dial 412-317-0088 and enter the same conference number. This replay, as well as the webcast, will be available through February 10, 2020 at 9:00 a.m. Eastern Time.

For more information and a message from our CEOs please visit BankingForward.com

About CenterState

CenterState operates as one of the leading Southeastern regional bank franchises headquartered in the state of Florida. Both CenterState and its nationally chartered bank subsidiary, CenterState Bank, N.A. (the “Bank”), are based in Winter Haven, Florida, between Orlando and Tampa. With over $17 billion in assets, the Bank provides traditional retail, commercial, mortgage, wealth management and SBA services throughout its Florida, Georgia and Alabama branch network and customer relationships in neighboring states. The Bank also has a national footprint, serving clients coast to coast through its correspondent banking division.

About South State

South State Corporation is a financial services company headquartered in Columbia, South Carolina with approximately $15.9 billion in assets. South State Bank, the company’s primary subsidiary, provides consumer, commercial, mortgage, and wealth management solutions throughout the Carolinas, Georgia and Virginia. South State has served customers since 1934.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the benefits of the proposed merger of South State and CenterState, including future financial and operating results (including the anticipated impact of the transaction on South State’s and CenterState’s respective earnings and tangible book value), statements related to the expected timing of the completion of the merger, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements.  Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger, (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.  Additional factors which could affect future results of CenterState and South State can be found in South State’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and CenterState’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov.  CenterState and South State disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Merger and Where to Find It

South State intends to file a registration statement on Form S-4 with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction.  The registration statement will include a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State.  The definitive joint proxy statement/prospectus will be sent to the shareholders of each of South State and CenterState in connection with the proposed merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or

CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Before making any voting or investment decision, investors and security holders of South State and CenterState are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger.  Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger will be included in the joint proxy statement/prospectus related to the proposed merger, which will be filed by South State with the SEC.  Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC.  Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 12, 2019, and other documents subsequently filed by CenterState with the SEC.  Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.